Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

[redacted]

06015290

July 13, 2006

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 18 2006
WASH. D.C.
151

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12.doc

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

dlw 7/19

Exchange on enhanced terms of 3.75 per cent. Exchangeable Bonds due 2009

NOT FOR DISTRIBUTION TO ANY U.S. PERSON OR ITALIAN PERSON OR TO ANY PERSONS OR ADDRESS IN THE UNITED STATES OR ITALY OR IN ANY OTHER JURISDICTION IN WHICH THE OFFER WOULD BE PROHIBITED BY APPLICABLE LAW. THIS RELEASE DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

OFFER TO HOLDERS OF FORESTER LIMITED'S OUTSTANDING £400,000,000 3.75 PER CENT. GUARANTEED EXCHANGEABLE BONDS (the "**Bonds**") DUE 2009 EXCHANGEABLE FOR ORDINARY SHARES OF MAN GROUP PLC (the "**Shares**") TO APPLY FOR EXCHANGE ON ENHANCED TERMS

Forester Limited (the "**Company**") is offering to pay a fixed sum to Bondholders who prior to the end of the Offer Period submit a valid application to exchange Bonds for Shares subject to the conditions set out in the Offer Terms contained in the Offer Document dated 13 July 2006 (the "**Offer Document**", which terms and conditions as amended and supplemented from time to time constitute the "**Offer**").

The Offer will be open from 13 July 2006 and will expire at 4.00 p.m. (London time) on 20 July 2006.

The offer amount will in respect of each Bond in the denomination of £1,000 equal the fixed sum of £41.2 and is made up of (i) current premium to parity of 2.4 per cent., (ii) accrued interest lost of 0.72 per cent. and (iii) an offer spread of 1 per cent.

The Offer is being made to accelerate exchange of the Bonds for Shares as part of Man Group Plc's desire for efficient management of its capital structure. The Bonds are currently deeply in the money due to Man Group plc's share price being significantly above the exchange price of 1282 pence. The exchange will therefore eliminate an instrument which is currently inefficient from both regulatory capital and credit rating perspectives. Exchange of all the outstanding Bonds for Shares would result in up to 31,200,468 Shares being delivered on exchange and an increase in the number of issued shares of Man Group plc of approximately 10.19 per cent. This does not change the fully diluted number of shares in issue, which already includes these shares.

The Bonds have the following security codes: ISIN XS0157910711 and Common Code 15791071.

The Company may, in its sole discretion, waive, amend (subject as provided in the Offer to Bondholders), extend, terminate or withdraw the Offer.

Enquiries:

Deutsche Bank:
Keyvan Zolfaghari +44 (0)20 7547 5393

Merrill Lynch:

Mike Hammond +44 (0)20 7996 2064

Further information is set out in the following announcement and is available on www.mangroupplcbonds.com

FORESTER LIMITED

Man Group plc

Offer to the holders of Forester Limited's Outstanding £400,000,000 3.75 per cent. Guaranteed Exchangeable Bonds due 2009 exchangeable for ordinary shares of and unconditionally guaranteed by Man Group plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO THE UNITED STATES OR THE REPUBLIC OF ITALY

This Notice is important and requires the immediate attention of Bondholders. If Bondholders are in any doubt as to the action they should take, they are recommended to seek their own financial advice immediately from an independent financial adviser.

This Notice does not constitute, or form part of, an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Offer is not being made to, and Applications for Exchange (including the Exchange Notice scheduled thereto) will not be accepted from or on behalf of, Bondholders in any jurisdiction in which the making or acceptance thereof will not be in compliance with the laws of such jurisdiction. No action has been or will be taken in any jurisdiction in relation to the Offer that would permit a public offering of securities.

In addition, the Offer is not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, internet, email and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange, of the United States or to U.S. persons (as such terms are defined in Regulation S under the Securities Act of 1933, as amended) and Applications for Exchange (including the Exchange Notice scheduled thereto) may not be submitted by any such use, means, instrumentality or facility from or within the United States or by U.S. persons. Accordingly, copies of this Notice are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from the United States or to any U.S. person and persons receiving this Notice (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it into or from the United States or to any U.S. person. Doing so may render invalid any purported acceptance of the Offer.

The communication of this Notice is not being made, and this Notice has not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this Notice is not being distributed to, and must not be passed on to, the general public in the United Kingdom. Rather, the communication of this Notice is being made to, and is directed only at: (a) persons outside the United Kingdom; (b) those persons falling within the definition of Investment Professionals

(contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order")) or within Article 43 or Article 49 of the Order, or other persons to whom it may lawfully be communicated in accordance with the Order; or (c) any person to whom it may otherwise lawfully be communicated (such persons together being "relevant persons"). This Notice is only available to relevant persons and the transaction contemplated herein will be available only to, or engaged in only with relevant persons. This Notice must not be relied upon by persons other than relevant persons.

The Offer is not being made, directly or indirectly, in the Republic of Italy and neither the Offer nor any of the information contained herein are addressed or constitute an offer or an invitation to offer to purchase or acquire the Bonds or ordinary shares of Man Group plc directed, to any person (natural or legal) in, or resident of, the Republic of Italy. No prospectus or offer document will be lodged with, or registered by, the Commissione Nazionale per le Società e la Borsa (CONSOB) or the Bank of Italy in respect of the Offer. Accordingly, Applications for Exchange (including the Exchange Notice scheduled thereto) may not be submitted from the Republic of Italy and neither this document nor any other material relating to the Offer may be distributed or made available in the Republic of Italy.

The Offer is also restricted by the laws of France and The Netherlands. Details of the above offer restrictions are described in the Offer Document (as defined below).

FORESTER LIMITED

(incorporated with limited liability in Guernsey with registered number 40171)

NOTICE OF OFFER

to holders of outstanding

£400,000,000

3.75 per cent. Guaranteed Exchangeable Bonds due 2009

(ISIN: XS0157910711; Common Code: 15791071)

Exchangeable for ordinary shares of and unconditionally guaranteed by
MAN GROUP PLC

(incorporated with limited liability in England and Wales with registered number 2921462) (the "**Bonds**")

Bondholders are currently entitled to exchange their Bonds for ordinary shares of Man Group plc (the "**Shares**"). Forester Limited (the "**Company**") is offering to pay the Offer Amount to any Bondholder who prior to the end of the Offer Period submits a valid application for exchange together with the exchange notice scheduled thereto (respectively, the "**Application for Exchange**" and "**Exchange Notice**") to exchange his Bonds for Shares in accordance with (i) Condition 12 of the terms and conditions of the Bonds; and (ii) upon the terms and subject to the conditions set out in the Offer Terms contained in the Offer Document dated 13 July 2006 (the "**Offer Document**", which terms and conditions as amended and supplemented from time to time constitute the "**Offer**").

THE OFFER IS OPEN FROM 13 JULY 2006 AND WILL EXPIRE AT 4.00 P.M. (LONDON TIME) ON 20 JULY 2006 (THE "EXPIRATION DATE" AND THIS PERIOD CONSTITUTES THE "OFFER PERIOD"). NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, BUT SUBJECT TO THE OFFER DOCUMENT AND APPLICABLE LAW, THE COMPANY OR MAN GROUP PLC MAY IN ITS SOLE DISCRETION WAIVE, AMEND, TERMINATE OR WITHDRAW THE OFFER AT ANY TIME UP TO AND INCLUDING THE EXPIRATION DATE.

The Offer Amount for each Bondholder will be the product of (i) the Offer Price and (ii) the aggregate principal amount of the Bonds tendered pursuant to the Offer divided by 1000 (the "**Offer Amount**"). The Offer Price (the "**Offer Price**") will equal the sum of £41.2 in respect of each Bond in the denomination of £1,000 and as more particularly described in the Offer Document, will comprise the sum of (i) current premium to parity of 2.4 per cent., (ii) accrued interest lost of 0.72 per cent. and (iii) an offer spread of 1 per cent.

The Offer Amount will be paid on the Settlement Date (being the date falling not later than nine London business days after the Expiration Date) to all Bondholders who have submitted a valid Application for Exchange (including the Exchange Notice scheduled thereto) to the relevant Clearing System (as defined below) and to HSBC Bank plc, in its capacity as Principal Paying and Exchange Agent (the "**Principal Paying and Exchange Agent**") as required by the terms and conditions of the Bonds.

Shares will be delivered to the relevant account specified in the Exchange Notice as soon as practicable after exchange of the Bonds and by no later than the Settlement Date. Payment of the Offer Amount will be made to the Bondholder's relevant Euroclear or, as the case may be, Clearstream Luxembourg cash account on the Settlement Date.

Bondholders are currently entitled to exchange their Bonds for Shares. The Offer is being made to accelerate exchange of the Bonds for Shares as part of Man Group plc's desire for efficient management of its capital structure. The Bonds are currently deeply in the money due to Man Group plc's share price being significantly above the exchange price of 1282 pence. The exchange will therefore eliminate an instrument which is currently inefficient from both regulatory capital and credit rating perspectives. Exchange of all the outstanding Bonds for Shares would result in up to 31,200,468 Shares being delivered on exchange and an increase in the number of issued shares of Man Group plc of approximately 10.19 per cent. This does not change the fully diluted number of shares in issue, which already includes these shares.

How to accept the Offer

A holder of Bonds shown in the records of a Clearing System (a "**Bondholder**") may accept the Offer by submitting a valid Application for Exchange (including the Exchange Notice scheduled thereto) in the form specific to the Offer and described in the Offer Document to the relevant Clearing System and to the Principal Paying and Exchange Agent and sending a copy of it to Deutsche Bank AG.

Further, each Bondholder should ensure that Euroclear Bank S.A./N.V. as operator of the Euroclear system ("**Euroclear**") or, as the case may be, Clearstream Banking, *société anonyme* ("**Clearstream, Luxembourg**") (each a "**Clearing System**") has been irrevocably instructed to

block such Bonds in the securities account to which they are credited with effect from and including the day on which the Application for Exchange (and Exchange Notice scheduled thereto) is delivered to the Principal Paying and Exchange Agent so that no transfers may be effected in relation to such Bonds. Bonds should be blocked in accordance with the procedures of the relevant Clearing System. The Company and the Principal Paying and Exchange Agent shall be entitled to accept the Application for Exchange (and Exchange Notice scheduled thereto) as confirmation that such Bonds have been so blocked.

Beneficial owners of Bonds who are not direct participants in a Clearing System ("**Beneficial Owners**") must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in the relevant Clearing System through which they hold Bonds to submit a valid Application for Exchange (including the Exchange Notice scheduled thereto) to be received by the relevant Clearing System and the Principal Paying and Exchange Agent prior to 4.00 p.m. (London time) on the Expiration Date. Beneficial Owners of Bonds that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the Expiration Date if they wish to accept the Offer and procure that the Bonds are blocked in accordance with the normal procedures of the relevant Clearing System and the deadlines imposed by such Clearing System.

Completion of the Offer is conditional upon the Company and Man Group plc not terminating or withdrawing the Offer on or before the Expiration Date and, subject to that condition, a Bondholder who accepts the Offer by submitting a Application for Exchange (including the Exchange Notice scheduled thereto) during the Offer Period will be deemed to have (i) irrevocably offered the principal amount of Bonds specified in the Exchange Notice for exchange and (ii) irrevocably instructed the relevant Clearing System to block such Bonds in the securities account to which they are credited on the Expiration Date.

Full details of the Offer are contained in the Offer Document, copies of which together with the Application for Exchange (and the Exchange Notice scheduled thereto) are available for collection at the specified office of the Principal Paying and Exchange Agent set out below. Copies are also available on the internet at www.mangroupplcbonds.com. Bondholders should refer to the Offer Document for the procedures that must be followed to accept the Offer.

Bondholders are strongly advised to consult their tax advisers as to the tax consequences of accepting the Offer.

None of the Company, Man Group plc, Deutsche Bank AG, Merrill Lynch International or the Principal Paying and Exchange Agent makes any recommendation as to whether to accept the Offer. Bondholders must make their own decision with regard to accepting the Offer. Deutsche Bank AG and Merrill Lynch, International are acting for the Company and Man Group plc and no one else in connection with the Offer and will not be responsible to anyone other than the Company and Man Group plc for providing the protections afforded to its customers or for giving advice or other investment services in relation to the Offer.

EXPECTED TIMETABLE OF EVENTS

Each of the dates and times referred to in this Notice (including those in the timetable below is subject to change as specified under "Termination, Withdrawal, Extension and Amendment" in the Offer Document.

• Expected launch and commencement of the Offer Period	13 July 2006
• Expiration Date: close of the Offer Period	4.00 p.m. London time on 20 July 2006
• Date on which Exchange Notices (included in the Application for Exchange) will be treated as submitted	20 July 2006
• Announcement of results of the Offer through the Clearing System	21 July 2006
• Exchange Date	21 July 2006
• Settlement Date: payment of the Offer Amount through the Clearing System and delivery of shares into CREST	1 August 2006

FURTHER INFORMATION

Bondholders should consult the internet website at www.mangroupplcbonds.com or contact the following for further information in relation to the procedures for accepting the Offer:

MANAGERS

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Contact: Keyvan Zolfaghari
Telephone: +44 (0) 20 7547 5393
Fax: +44 (0) 11 3336 2944

Merrill Lynch International
Merrill Lynch Financial Centre
2 Kind Edward Street
London EC1A 1HQ

Contact: Mike Hammond
Telephone: +44 (0) 20 7996 2064
Fax: +44 (0) 20 7995 2516

PRINCIPAL PAYING AND EXCHANGE AGENT

HSBC Bank plc
8 Canada Square
London
E14 5HQ
United Kingdom

Contact: Emma Ablett or Natalie Rathe
Telephone: +44 (0) 20 7991 3564
Fax: +44 (0) 20 7260 8086

Dated: 13 July 2006